200 East Randolph Drive

Chicago, Illinois 60601

Jeffrey S. O’Connor 312-861-2026 joconnor@kirkland.com	312 861-2000 www.kirkland.com

September 23, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Max A. Webb

Re:	World Omni Auto Leasing LLC
World Omni LT
Amendment No. 1 to Registration Statement on Form S-3
Filed August 25, 2008
File No. 333-152253

Ladies and Gentlemen:

On behalf of World Omni Auto Leasing LLC (the “Depositor”) and World Omni LT (collectively, with the Depositor, the “Registrants”) and in response to the letter (the “Comment Letter”) dated September 16, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission to Cheryl Scully, the Depositor’s Treasurer, we submit Amendment No. 2 to the above-referenced Registration Statement on Form S-3, marked to show changes from the Amendment No. 1 to the Registration Statement as filed on August 25, 2008. The Amendment No. 2 reflects changes made in response to the Comment Letter.

The numbered paragraph below sets forth the Staff’s comments in italicized text together with the Registrants’ response. The number corresponds to the numbered paragraph in the Comment Letter. Page references in the Registrants’ response are references to the page numbers in the typeset version of the amendment, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Registrants.

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

September 23, 2008

Base Prospectus

Pre-Funding Arrangement, Page 28

1.	We note your response to our prior comment 22 and reissue. We note that the initial receivables and the subsequent receivables may be originated using different credit criteria. Please disclose here the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding period, including any differences from the criteria used to select the current asset pool. Alternatively, please add a placeholder in brackets for this information in the supplement. Provide the same for the revolving period potentially different criteria as well.

Response: We have added bracketed disclosure in response to the Staff’s comment. Please see page S-8 in the Prospectus Supplement and page 29 of the Prospectus.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 861-2026.

Sincerely,

/s/ Jeffrey S. O’Connor

cc:	Cheryl Scully, World Omni Auto Leasing LLC
Stephen P. Artusi, Esq., World Omni Auto Leasing LLC